Balance Sheet

FileThis, Inc.
As of December 31, 2018

Account	Dec 31, 2018	Dec 31, 2017
Assets		
Current Assets		
Cash	311,779.07	122,796.11
Accounts Receivables	47,389.58	72,148.37
Total Current Assets	**359,168.65**	**194,944.48**
Fixed Assets	3,840.21	1,785.50
Total Assets	**363,008.86**	**196,729.98**
Liabilities		
Current Liabilities		
Accounts Payable	19,003.11	30,912.83
Total Current Liabilities	**19,003.11**	**30,912.83**
Deferred Income	204,711.19	145,133.18
Non-current Liabilities	1,739,200.72	1,012,520.00
Total Liabilities	**1,962,915.02**	**1,188,566.01**
Net Assets	**(1,599,906.16)**	**(991,836.03)**
Equity		
Common Stock	1,050.10	1,050.10
Preferred Stock	709.49	709.49
Additional Paid In Equity	3,968,492.61	3,915,792.57
Retained Earnings	(4,909,388.19)	(3,884,863.10)
Current Year Earnings	(660,770.17)	(1,024,525.09)
Total Equity	**(1,599,906.16)**	**(991,836.03)**

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